Exhibit 99.19

CONSENT OF JACOB BROWN

TO BEING NAMED AS A QUALIFIED PERSON

March 27, 2025

I hereby consent to the inclusions of the “Tasiast Mine - Mauritania – National Instrument 43-101 Technical Report” (“Technical Report”), effective date December 31, 2024 in the report on Form 6-K dated March 27, 2025 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 (Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012).

Sincerely,

/s/ Jacob Brown

Jacob Brown, SME (RM).